Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO

OF EARNINGS TO FIXED CHARGES AND RATIO OF

EARNINGS TO COMBINED FIXED CHARGES

AND PREFERENCE DIVIDENDS

	(all numbers in thousands)
	Nine months ended September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Income (loss) from consolidated companies before income tax	$(34,050)	$(40,720)	$(102,176)	$(42,075)	$(29,506)	$(48,790)	$30,914
Increases:
Distributed equity income of equity investees	—	—	—	12,220	20,750	72,530	—
Fixed charges (interest and rent expense)	2,363	6,541	7,885	4,897	409	2,079	8,524

Total	(31,687)	(34,179)	(94,291)	(24,958)	(8,347)	25,819	39,438

Decreases:
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	1	10
Capitalized Interest	1,698	1,596	2,255	1,849	—	—	—

Total Earnings for Ratio	$(33,385)	$(35,775)	$(96,546)	$(26,807)	$(8,347)	$25,820	$39,448

Ratio of Earnings to Fixed Charges(1)(2)(3)	—	—	—	—	—	12.4	4.6

(1)	In calculating the ratio of earnings to fixed charges, “earnings” consist of pretax income (loss) before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges (excluding capitalized interest), plus distributed income of equity investees. “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt costs and an estimate of the interest within rental expense.
(2)	For purposes of calculating the ratio of earnings to fixed charges, the amount included in the calculation for distributed income from equity investees is reflected in the period the related distribution was officially approved by the equity investee’s board of directors even when cash may have been received in the form of an advance from the equity investee in a previous period.
(3)	For the nine months ended September 30, 2012 and 2011, fixed charges exceeded earnings by $35.8 million and $42.3 million, respectively. For the years 2011, 2010 and 2009, fixed charges exceeded earnings by $104.4 million, $31.7 million and $8.8 million, respectively.